Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

As of March 31, 2024

Suzano S.A.

i

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2024	12/31/2023
ASSETS
CURRENT
Cash and cash equivalents	5	4,203,126	8,345,871
Marketable securities	6	14,671,943	12,823,886
Trade accounts receivable	7	6,634,735	6,848,454
Inventories	8	6,521,769	5,946,948
Recoverable taxes	9	886,659	888,539
Derivative financial instruments	4.5	1,961,643	2,676,526
Advances to suppliers	10	119,962	113,743
Other assets		871,969	925,105
Total current assets		35,871,806	38,569,072

NON-CURRENT
Marketable securities	6	448,077	443,400
Recoverable taxes	9	1,401,124	1,373,647
Deferred taxes	12	1,368,618	545,213
Derivative financial instruments	4.5	1,544,010	1,753,928
Advances to suppliers	10	2,472,894	2,242,229
Judicial deposits		401,758	361,693
Other assets		207,984	182,463

Biological assets	13	18,721,063	18,278,582
Investments	14	620,259	608,013
Property, plant and equipment	15	60,640,882	59,289,069
Right of use	19.1	5,146,347	5,196,631
Intangible	16	14,554,669	14,749,085
Total non-current assets		107,527,685	105,023,953
TOTAL ASSETS		143,399,491	143,593,025
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2024	12/31/2023
LIABILITIES
CURRENT
Trade accounts payable	17	4,942,766	5,572,219
Loans, financing and debentures	18.1	5,043,997	4,758,247
Lease liabilities	19.2	759,368	753,399
Derivative financial instruments	4.5	82,556	578,763
Taxes payable		480,149	443,454
Payroll and charges		534,263	766,905
Liabilities for assets acquisitions and subsidiaries	23	94,770	93,405
Dividends and interest on own capital payable		7,078	1,316,528
Advances from customers		154,588	172,437
Other liabilities		314,662	339,683
Total current liabilities		12,414,197	14,795,040

NON-CURRENT
Loans, financing and debentures	18.1	73,905,644	72,414,445
Lease liabilities	19.2	5,534,430	5,490,383
Derivative financial instruments	4.5	2,507,363	1,857,309
Liabilities for assets acquisitions and subsidiaries	23	99,159	93,782
Provision for judicial liabilities	20.1	2,876,590	2,860,409
Employee benefit plans	21.2	839,185	833,683
Deferred taxes	12	12,596	11,377
Share-based compensation plans	22	320,806	268,489
Provision for loss on investments in associates	14	938
Advances from customers		74,715	74,715
Other liabilities		89,269	83,093
Total non-current liabilities		86,260,695	83,987,685
TOTAL LIABILITIES		98,674,892	98,782,725

SHAREHOLDERS’ EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		25,321	26,744
Treasury shares		(935,473)	(1,484,014)
Profit reserves		34,522,473	35,376,198
Other reserves		1,522,641	1,538,296
Retained earnings		233,267
Controlling shareholders'		44,603,775	44,692,770
Non-controlling interest		120,824	117,530
Total equity		44,724,599	44,810,300
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		143,399,491	143,593,025
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	03/31/2024	03/31/2023

NET SALES	27	9,458,602	11,276,383
Cost of sales	29	(5,699,870)	(5,968,674)
GROSS PROFIT		3,758,732	5,307,709

OPERATING INCOME (EXPENSES)
Selling	29	(653,415)	(604,353)
General and administrative	29	(502,975)	(390,235)
Income (expense) from associates and joint ventures	14	(9,907)	14,471
Other, net	29	(40,209)	(21,304)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		2,552,226	4,306,288

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,130,400)	(1,159,025)
Financial income		424,217	385,761
Derivative financial instruments		(634,537)	1,995,253
Monetary and exchange variations, net		(1,699,328)	1,248,118
NET INCOME (LOSS) BEFORE TAXES		(487,822)	6,776,395

Income and social contribution taxes
Current	12	(114,354)	(113,777)
Deferred	12	822,208	(1,419,825)
NET INCOME FOR THE PERIOD		220,032	5,242,793

Attributable to
Controlling shareholders’		215,392	5,237,371
Non-controlling interest		4,640	5,422

Earnings per share
Basic	25.1	0.16755	3.96896
Diluted	25.2	0.16747	3.96752
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	03/31/2024	03/31/2023
Net income (loss) for the period	220,032	5,242,793
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	258	(634)
Tax effect on the fair value of investments	(88)	216
Items with no subsequent effect on income (loss)	170	(418)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	2,050	(20,439)
Items with subsequent effect on income (loss)	2,050	(20,439)
Total comprehensive income (loss)	222,252	5,221,936

Attributable to
Controlling shareholders’	217,612	5,216,514
Non-controlling interest	4,640	5,422
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442		1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the period											5,237,371	5,237,371	5,422	5,242,793
Other comprehensive income (loss) for the period										(20,857)		(20,857)		(20,857)
Transactions with shareholders
Stock options granted (Note 22.3)			2,080									2,080		2,080
Shares granted (Note 22.3)
Share repurchase (note 24.2)				(87,243)								(87,243)		(87,243)
Unclaimed dividends forfeited				1,517,224				(1,517,224)
Fair value attributable to non-controlling interest													(1,344)	(1,344)
Internal changes in equity
Realization of deemed cost, net of taxes										(27,771)	27,771
Balances at March 31, 2023	9,269,281	(33,735)	20,505	(690,343)	879,278	1,404,099	19,732,050	675,218		1,670,888	5,265,142	38,192,383	109,411	38,301,794

Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324	1,538,296		44,692,770	117,530	44,810,300
Total comprehensive income
Net income for the period											215,392	215,392	4,640	220,032
Other comprehensive income (loss) for the period										2,220		2,220		2,220
Transactions with shareholders
Stock options granted (Note 22.3)			3,345									3,345		3,345
Shares granted			(4,768)	4,768
Shares repurchased (Note 24.2)				(309,952)								(309,952)		(309,952)
Treasury shares cancelled (Note 24.2)				853,725			(813,258)	(40,467)
Fair value attributable to non-controlling interest													(1,346)	(1,346)
Internal changes in equity
Realization of deemed cost, net of taxes										(17,875)	17,875
Balances at March 31, 2024	9,269,281	(33,735)	25,321	(935,473)	998,237	1,847,109	14,857,694	1,847,109	14,972,324	1,522,641	233,267	44,603,775	120,824	44,724,599
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	03/31/2024	03/31/2023
OPERATING ACTIVITIES
Net income for the period	220,032	5,242,793
Adjustment to
Depreciation, depletion and amortization	1,899,297	1,681,182
Depreciation of right of use (Note 19.1)	82,727	66,532
Interest expense on lease liabilities	109,806	111,966
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	47,554	42,748
Income (expense) from associates and joint ventures (Note 14)	9,907	(14,471)
Exchange rate and monetary variations, net (Note 26)	1,699,328	(1,248,118)
Interest expenses on financing, loans and debentures (Note 26)	1,230,849	1,152,740
Capitalized loan costs (Note 26)	(377,560)	(233,418)
Accrual of interest on marketable securities	(312,425)	(196,013)
Amortization of transaction costs, premium and discounts (Note 26)	17,308	16,206
Derivative gains, net (Note 26)	634,537	(1,995,253)
Deferred income tax and social contribution (Note 12.2)	(822,208)	1,419,825
Interest on actuarial liabilities (Note 21.2)	18,963	17,307
Provision for judicial liabilities, net (Note 20.1)	29,015	33,728
Tax litigation reduction program		14,031
Provision (reversal) for doubtful accounts, net (Note 7.3)	(1,317)	2,890
Provision (reversal) for inventory losses, net (Note 8.1)	8,030	(9,141)
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	(23,763)	77,674
Other	15,121	7,308
Decrease (increase) in assets
Trade accounts receivable	373,116	74,816
Inventories	(298,050)	(371,738)
Recoverable taxes	8,363	(69,807)
Other assets	(15,658)	109,343
Increase (decrease) in liabilities
Trade accounts payable	(141,975)	(144,111)
Taxes payable	90,822	88,148
Payroll and charges	(232,642)	(226,775)
Other liabilities	(15,767)	(115,175)
Cash generated from operations	4,253,410	5,535,217
Payment of interest on financing, loans and debentures (Note 18.3)	(1,749,517)	(1,597,534)
Capitalized loan costs paid	377,560	233,418
Interest received on marketable securities	228,249	168,762
Payment of income taxes	(55,574)	(42,653)
Cash provided by operating activities	3,054,128	4,297,210

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(2,556,172)	(2,449,752)
Additions to intangible (Note 16)	(55,110)	(17)
Additions to biological assets (Note 13)	(1,631,502)	(1,393,291)
Proceeds from sales of property, plant and equipment and biological assets	26,719	24,941
Capital increase in affiliates (Note 14.3)	(18,908)	(20,263)
Marketable securities, net	(1,566,266)	(4,734,298)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(235,775)	(261,018)
Cash used in investing activities	(6,037,014)	(8,833,698)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	4,244,874	50,691
Proceeds from derivative transactions (Note 4.5.4)	444,112	365,724
Payment of loans, financing and debentures (Note 18.3)	(4,038,400)	(59,053)
Payment of leases (Note 19.2)	(320,643)	(292,682)
Payment of interest on own capital	(1,309,450)	5
Liabilities for assets acquisitions and subsidiaries		(16,929)
Shares repurchased (Note 24.2)	(309,952)	(87,243)
Cash provided (used) by financing activities	(1,289,459)	(39,487)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	129,600	(168,712)

Decrease in cash and cash equivalents, net	(4,142,745)	(4,744,687)
At the beginning of the period	8,345,871	9,505,951
At the end of the period	4,203,126	4,761,264
Decrease in cash and cash equivalents, net	(4,142,745)	(4,744,687)
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano, (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has four technology centers, 30 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 47.70% of the common shares of its share capital.
These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on May 07, 2024.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2024	12/31/2023
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct) (1)	Financial fundraising	Cayman Island		100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2024	12/31/2023
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct)	Financial fundraising	China	100.00%	100.00%
Suzano Singapura Pte. Ltd (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Ensyn Corporation (Direct)	Biofuel research and development	United States of America	25.53%	25.53%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct)	Research of sustainable raw materials for the textile industry	Finland	18.78%	18.78%
Woodspin Oy (Direct/Indirect)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Nfinite Nanotechnology Inc. (Indirect) (2)	Research and development of smart nanocoatings	Canada	5.00%
(1)On March 27, 2024, the entity was liquidated.
(2)On March 8, 2024, Suzano Ventures LLC acquired equity interest in the legal entity Nfinite Nanotechnology Inc., which is an indirect subsidiary of Suzano S.A.

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

1.2 Major events in the three-month period ended March 31, 2024
1.2.1 Effects of the war between Russia and Ukraine, and Middle East conflict
The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.
The Company's assessment has covered five main areas:
(i)Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.
(ii)Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.
(iii)Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.
(v)Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.
As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.
1.2.2 Cerrado Project
On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.
The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the first semester of 2024. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.
1.2.3 Cancellation of shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available. After the cancellation of the shares, the share capital of R$9,269,281 is divided into 1,304,117,615 common shares, all nominative, book-entry and with no par value.
On the same date, the Company decided on a new share buyback program, in which it may acquire up to a maximum of 40,000,000 (forty million) common shares of its own issue with a maximum period of 18 (eighteen) months, which will end on July 26, 2025.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

2 BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The Company’s unaudited condensed consolidated interim financial information, for the three-month period ended March 31, 2024, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2023 (Note 3.2.34). For the three-month period ended March 31, 2024, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2023.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for associates Ensyn, Futuragene and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2023, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, which were disclosed in the annual financial statements of December 31, 2023.

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the three-month period ended March 31, 2024, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	03/31/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents	5	4,203,126	8,345,871
Trade accounts receivable	7	6,634,735	6,848,454
Other assets (1)		703,249	737,222
		11,541,110	15,931,547
Fair value through other comprehensive income
Investments	14.1	28,970	23,606
		28,970	23,606
Fair value through profit or loss
Derivative financial instruments	4.5.1	3,505,653	4,430,454
Marketable securities	6	15,120,020	13,267,286
		18,625,673	17,697,740
		30,195,753	33,652,893
Liabilities
Amortized cost
Trade accounts payable	17	4,942,766	5,572,219
Loans, financing and debentures	18.1	78,949,641	77,172,692
Lease liabilities	19.2	6,293,798	6,243,782
Liabilities for assets acquisitions and subsidiaries	23	193,929	187,187
Dividends and interests on own capital payable		7,078	1,316,528
Other liabilities (1)		117,098	116,716
		90,504,310	90,609,124
Fair value through profit or loss
Derivative financial instruments	4.5.1	2,589,919	2,436,072
		2,589,919	2,436,072
		93,094,229	93,045,196
		62,898,476	59,392,303
(1)Does not include items not classified as financial instruments.

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	03/31/2024	12/31/2023
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	39,682,795	38,703,379
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	18,567,479	17,783,760
Assets Financing	SOFR	415,868	278,107
IFC - International Finance Corporation	SOFR	3,310,378	3,198,761
BNDES - Currency basket	DI 1
In local currency
BNDES – TJLP	DI 1	209,493	215,458
BNDES – TLP	DI 1	2,569,170	2,712,762
BNDES – Fixed	DI 1	2,959	3,903
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	687,691	686,798
Assets Financing	DI 1	75,727	75,622
Debentures	DI 1/IPCA	8,904,672	8,881,277
NCE (“Export Credit Notes”)	DI 1	107,381	110,396
NCR (“Rural Credit Notes”)	DI 1	2,360,685	2,228,806
Export credits (“Prepayment”)	DI 1	844,798	824,035
		77,739,096	75,703,064
The book values of loans and financing are disclosed in Note 18.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the three-month period ended March 31, 2024, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

						03/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	4,942,766	4,942,766	4,942,766
Loans, financing and debentures	78,949,641	108,119,681	7,461,736	11,527,112	44,823,040	44,307,793
Lease liabilities	6,293,798	11,081,535	1,179,574	1,389,557	2,459,741	6,052,663
Liabilities for asset acquisitions and subsidiaries	193,929	221,124	96,828	18,900	89,804	15,592
Derivative financial instruments	2,589,919	3,700,014	86,443	1,232,234	1,124,775	1,256,562
Dividends and interests on own capital payable	7,078	7,078	7,078
Other liabilities	117,098	117,098	58,893	58,205
	93,094,229	128,189,296	13,833,318	14,226,008	48,497,360	51,632,610

						12/31/2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interests on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041
4.3 Credit risk management
In the three-month period ended March 31, 2024, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2023 (Note 4).
4.4 Market risk management
In the three-month period ended March 31, 2024, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2023 (Note 4), the Company enters into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.
The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	03/31/2024	12/31/2023
Assets
Cash and cash equivalents	1,145,829	6,432,557
Marketable securities	5,217,853	7,378,277
Trade accounts receivable	4,887,668	5,049,609
Derivative financial instruments	2,789,018	3,070,594
	14,040,368	21,931,037
Liabilities
Trade accounts payable	(1,088,141)	(1,625,011)
Loans and financing	(63,568,492)	(61,304,673)
Liabilities for asset acquisitions and subsidiaries	(132,557)	(127,598)
Derivative financial instruments	(2,284,198)	(1,867,882)
	(67,073,388)	(64,925,164)
	(53,033,020)	(42,994,127)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$4.9962).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

The following table set forth the potential impacts at their absolute amounts:

	03/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	1,145,829	286,457	572,915
Marketable securities	5,217,853	1,304,463	2,608,927
Trade accounts receivable	4,887,668	1,221,917	2,443,834
Trade accounts payable	(1,088,141)	(272,035)	(544,071)
Loans and financing	(63,568,492)	(15,892,123)	(31,784,246)
Liabilities for asset acquisitions and subsidiaries	(132,557)	(33,139)	(66,279)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on March 31, 2024.
The following table set out the possible impacts assuming these scenarios:

	03/31/2024
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	1,307,777	(3,763,848)	(9,147,180)
Derivative swaps	(834,843)	(1,962,332)	(3,918,962)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	95,988	(518,817)	(1,037,661)
Embedded derivatives	197,318	(126,255)	(252,510)
NDF parity derivatives (1)	37,094	7,884	16,880
Commodity Derivatives	112,399	28,106	56,206

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	37,094	(213,274)	(426,549)
(1)Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	03/31/2024
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	2,983,209	(79,428)	(158,856)
Marketable securities	9,698,406	(258,220)	(516,440)
Loans and financing	8,938,421	237,985	475,971
TJLP
Loans and financing	236,864	3,867	7,734
SOFR
Loans and financing	21,093,446	281,070	562,140
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	03/31/2024
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,307,777	(406,268)	(786,201)
Derivative swaps	(834,843)	(31,958)	(65,457)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(834,843)	(10,925)	(18,378)

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on March 31, 2024. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	03/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	197,318	(33,193)	(68,466)
4.4.3 Commodity price risk management
The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Instruments as part of protection strategy
Operational hedges
Zero Cost Collar	5,254,000	4,500,200	1,307,777	1,968,337
NDF (R$ x US$)	420,000	505,000	95,988	162,776
NDF (€ x US$)	164,400	262,088	37,094	100,362

Debt hedges
Swap SOFR to Fixed (US$)	1,598,038	2,555,626	452,625	741,492
Swap IPCA to CDI (notional in Brazilian Reais)	4,211,759	4,274,397	(138,399)	47,645
Swap CDI x Fixed (US$)	1,248,518	1,025,000	(1,149,055)	(1,081,964)
Pre-fixed Swap to US$ (US$)		200,000		(203,045)
Swap CDI x SOFR (US$)	350,000	125,000	15,698	25,774
Swap SOFR to SOFR (US$)	150,961	150,961	(15,711)	(16,615)

Commodity Hedge
Swap US$ e US-CPI (1)	131,296	131,510	197,318	230,471
Zero Cost Collar (Brent)	149,205	163,100	39,265	(3,148)
Swap VLSFO/Brent	113,849	142,794	73,134	22,297
			915,734	1,994,382
Current assets
Non-current assets			1,961,643	2,676,526
Current liabilities			1,544,010	1,753,928
Non-current liabilities			(82,556)	(578,763)
			(2,507,363)	(1,857,309)
			915,734	1,994,382
(1)The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(iv)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(v)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

(vi)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) in United States Dollars (“US$”). The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(vii)Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(viii)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(ix)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(x)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xi)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.
(xii)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs of oil derivatives. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.

The variation in the fair values of derivatives on March 31, 2024 compared to the fair values measured on December 31, 2023 are explained substantially by the depreciation of the Brazilian Real against the US Dollar and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on March 31, 2024 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule

	03/31/2024	12/31/2023
2024	1,879,087	2,097,763
2025	(183,928)	233,072
2026	(583,430)	(574,871)
2027 onwards	(195,995)	238,418
	915,734	1,994,382

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Debt hedges
Assets
Swap CDI to Fixed	US$	5,007,955	3,898,011	454,027	223,776
Swap Pre-Fixed to US$	US$		738,800
Swap SOFR to Fixed	US$	1,598,038	2,555,626	478,393	1,104,984
Swap IPCA to CDI	R$	4,322,848	4,320,471	110,101	161,542
Swap CDI to SOFR	US$	1,762,475	644,850	249,509	32,560
Swap SOFR to SOFR	US$	150,961	150,961	6,316	6,681
				1,298,346	1,529,543
Liabilities
Swap CDI to Fixed	US$	1,248,518	1,025,000	(1,603,082)	(1,305,740)
Swap Pre-Fixed to US$	US$		200,000		(203,045)
Swap SOFR to Fixed	US$	1,598,038	2,555,626	(25,768)	(363,492)
Swap IPCA to CDI	R$	4,211,759	4,274,397	(248,500)	(113,897)
Swap CDI to SOFR	US$	350,000	125,000	(233,811)	(6,786)
Swap SOFR to SOFR	US$	150,961	150,961	(22,027)	(23,296)
				(2,133,188)	(2,016,256)
				(834,842)	(486,713)
Operational hedge
Zero Cost Collar (US$ x R$)	US$	5,254,000	4,500,200	1,307,777	1,968,337
NDF (R$ x US$)	US$	420,000	505,000	95,988	162,776
NDF (€ x US$)	US$	164,400	262,088	37,094	100,362
				1,440,859	2,231,475
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	131,296	131,510	197,318	230,471
Zero Cost Collar (Brent)	US$	149,205	163,100	39,265	(3,148)
Swap VLSFO/Brent	US$	113,849	142,794	73,134	22,297
				309,717	249,620
				915,734	1,994,382
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	03/31/2024	12/31/2023
Operational hedge
Zero Cost Collar (R$ x US$)	271,915	2,987,953
NDF (R$ x US$)	17,862	155,458
NDF (€ x US$)	31,954	84,332
	321,731	3,227,743

Commodity hedge	32,327	80,516
Swap VLSFO/other	32,327	80,516

Debt hedge
Swap CDI to Fixed (US$)	41,112	(438,417)
Swap IPCA to CDI (Brazilian Reais)	(9,358)	256,683
Swap IPCA to Fixed (US$)		21,139
Swap Pre-Fixed to US$	(221,462)	(104,827)
Swap SOFR to SOFR	800
Swap CDI to SOFR (US$)	1,847	7,729
Swap SOFR to Fixed (US$)	277,115	508,720
	90,054	251,027
	444,112	3,559,286
4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
For the three-month period ended March 31, 2024, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 2 and 3.

			03/31/2024
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	3,505,653		3,505,653
Marketable securities	15,120,020		15,120,020
	18,625,673		18,625,673
At fair value through other comprehensive income
Other investments		28,970	28,970
		28,970	28,970

Biological assets		18,721,063	18,721,063
		18,721,063	18,721,063
Total assets	18,625,673	18,750,033	37,375,706

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,589,919		2,589,919
	2,589,919		2,589,919
	2,589,919		2,589,919

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

			12/31/2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - CelluForce		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072
4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the three-month period ended March 31, 2024, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
In the annual financial statements for the year ended December 31, 2023, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the three-month period ended March 31, 2024.
4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		03/31/2024	12/31/2023
Cash and banks (1)	5.03%		1,219,917	6,561,558

Cash equivalents
Local currency
Fixed-term deposits (compromised)	102.63	% of CDI	2,983,209	1,784,313
			4,203,126	8,345,871
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

6 MARKETABLE SECURITIES

	Average yield p.a. %	03/31/2024	12/31/2023
In local currency
Private funds	112.79% of CDI	1,501,275	1,295,296
Public Securities (1)	IPCA + 5,55%	203,761
Private Securities ("CDBs")	102.20% of CDI	7,749,054	4,150,313
CDBs - Escrow Account (2)	107.80% of CDI	448,077	443,400
		9,902,167	5,889,009
Foreign currency
Time deposits (3)	6.71%	5,045,943	7,333,308
Other		171,910	44,969
		5,217,853	7,378,277
		15,120,020	13,267,286

Current		14,671,943	12,823,886
Non-Current		448,077	443,400
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B)
(2)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(3)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	03/31/2024	12/31/2023
Domestic customers
Third parties	1,719,666	1,785,157
Related parties (Note 11.1) (1)	56,210	45,650

Foreign customers
Third parties	4,887,668	5,049,609
Related parties (Note 11.1)	220

(-) Expected credit losses	(29,029)	(31,962)
	6,634,735	6,848,454
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of March 31, 2024, was R$4,148,287 (R$4,273,623 as of December 31, 2023).
7.2 Breakdown of trade accounts receivable by maturity

	03/31/2024	12/31/2023
Current	5,908,498	5,904,402
Overdue
Up to 30 days	524,213	644,644
From 31 to 60 days	55,430	57,395
From 61 to 90 days	61,545	97,639
From 91 to 120 days	33,462	40,533
From 121 to 180 days	15,937	34,708
From 181 days	35,650	69,133
	6,634,735	6,848,454
7.3 Roll-forward of expected credit losses

	03/31/2024	12/31/2023
Opening balance	(31,962)	(21,109)
Reversals (additions), net	1,317	(35,202)
Write-offs	1,752	24,230
Exchange rate variations	(136)	119
Closing balance	(29,029)	(31,962)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

7.4 Main customers
The Company has 1 (one) customer responsible for 11.75% of the net sales of pulp segment on March 31, 2024 (10.27% on December 31, 2023) and no main customers responsible for more than 10% of the net sales of paper segment on March 31, 2024 and December 31, 2023.
8 INVENTORIES

	03/31/2024	12/31/2023
Finished goods
Pulp
Domestic (Brazil)	584,567	576,774
Foreign	1,478,565	1,271,335
Paper
Domestic (Brazil)	611,047	569,771
Foreign	127,101	137,653
Work in process	110,536	93,325
Raw materials
Wood	1,907,350	1,666,817
Operating supplies and packaging	833,247	795,274
Spare parts and other	949,838	931,052

(-) Expected credit losses	(80,482)	(95,053)
	6,521,769	5,946,948
8.1 Roll-forward of estimated losses

	03/31/2024	12/31/2023
Opening balance	(95,053)	(105,989)
Additions	(8,310)	(65,085)
Reversals	280	33,666
Write-offs	22,601	42,355
Closing balance	(80,482)	(95,053)
On March 31, 2024, and December 31, 2023, there were no inventory items pledged as collateral.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

9 RECOVERABLE TAXES

	03/31/2024	12/31/2023
IRPJ/CSLL – prepayments and withheld taxes	452,786	464,188
PIS/COFINS – on acquisitions of property, plant and equipment (1)	123,151	93,866
PIS/COFINS – operations	671,303	699,717
PIS/COFINS – exclusions from ICMS (2)	439,536	443,210
ICMS – on acquisitions of property, plant and equipment (3)	440,344	432,793
ICMS – operations (4)	1,471,221	1,470,949
Reintegra program (5)	70,761	64,077
Other taxes and contributions	47,353	45,821
Provision for loss on ICMS credits (6)	(1,428,672)	(1,452,435)
	2,287,783	2,262,186

Current	886,659	888,539
Non-current	1,401,124	1,373,647
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Roll-forward of provision for loss

		ICMS
	03/31/2024	12/31/2023
Opening balance	(1,452,435)	(1,103,807)
Addition (1)	(38,487)	(399,838)
Write-off		51,210
Reversal (2)	62,250
Closing balance	(1,428,672)	(1,452,435)
(1)Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.
(2)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

10 ADVANCES TO SUPPLIERS

	03/31/2024	12/31/2023
Forestry development program and partnerships	2,472,894	2,242,229
Advance to suppliers - others	119,962	113,743
	2,592,856	2,355,972

Current	119,962	113,743
Non-current	2,472,894	2,242,229
In the annual financial statements for the year ended December 31, 2023, the characteristics of the advances were disclosed, which did not change during the three-month period ended March 31, 2024.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the three-month period ended March 31, 2024, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

11.1 Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Transactions with majority shareholders
Suzano Holding S.A.	4	24		(363,520)	13	13
Controller				(193,883)
Management and related persons				(31,748)
Alden Fundo de Investimento em Ações				(30,428)
	4	24		(619,579)	13	13

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	128	61			143	(35)
Bexma Participações Ltda					1	2
Bizma Investimentos Ltda					1	2
Civelec Participações Ltda	4,575	4,575
Fundação Arymax					1	1
Ibema Companhia Brasileira de Papel (1)	56,227	45,659	(1,328)	(1,023)	40,934	64,342
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	3	2			(1,620)	(1,221)
IPLF Holding S.A.					1	1
Mabex Representações e Participações Ltda.			(34)		(34)
Nemonorte Imóveis e Participações Ltda			(15)		(44)	(44)
Woodspin Oy	220				173
	61,153	50,297	(1,377)	(1,023)	39,556	63,048
	61,157	50,321	(1,377)	(620,602)	39,569	63,061

Assets
Trade accounts receivable (Note 7)	56,430	45,650
Other assets	4,727	4,671
Liabilities
Trade accounts payable (Note 17)			(1,377)	(1,023)
Dividends and interest on own capital payable				(619,579)
	61,157	50,321	(1,377)	(620,602)
(1)Refers mainly to the sale of pulp.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	03/31/2024	03/31/2023
Short-term benefits
Salary or compensation	13,065	11,793
Direct and indirect benefits	771	584
Bonus	2,912	2,161
	16,748	14,538
Long-term benefits
Share-based compensation plan	14,261	5,509
	14,261	5,509
	31,009	20,047
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2024. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2024.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	03/31/2024	12/31/2023
Tax loss	1,179,660	1,209,968
Negative tax basis of social contribution	448,031	457,030

Assets - temporary differences
Provision for judicial liabilities	335,932	324,158
Operating provisions and other losses	1,112,336	1,214,807
Exchange rate variations	2,962,258	2,384,153
Amortization of fair value adjustments arising from business combinations	643,920	654,358
Unrealized profit on inventories	228,383	151,578
Leases	389,928	356,110
	7,300,448	6,752,162

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,373,712	1,301,654
Property, plant and equipment - deemed cost	1,120,428	1,137,483
Depreciation for tax-incentive reason (1)	783,056	799,857
Capitalized loan costs	765,206	640,063
Fair value of biological assets	1,039,309	1,115,432
Deferred taxes, net of fair value adjustments	363,790	370,947
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	149,442	150,691
Derivatives gains (“MtM”)	311,349	678,090
Provision of deferred taxes on results of subsidiaries abroad	14,937
Other temporary differences	23,197	24,109
	5,944,426	6,218,326

Non-current assets	1,368,618	545,213
Non-current liabilities	12,596	11,377
(1)Tax depreciation is taken as a benefit only in the income tax calculation bases.
12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	03/31/2024	12/31/2023
Tax loss carried forward	4,718,640	4,839,872
Negative tax basis of social contribution carried forward	4,978,122	5,078,111

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

12.1.3 Roll-forward of deferred tax assets

	03/31/2024	12/31/2023
Opening balance	533,836	3,985,297
Tax loss	(30,308)	2,872
Negative tax basis of social contribution	(8,999)	11,780
Provision for judicial liabilities	11,774	55,562
Operating provisions and other losses	(102,471)	215,779
Exchange rate variation	578,105	(1,913,350)
Derivative (gains) losses (“MtM”)	366,741	(668,926)
Amortization of fair value adjustments arising from business combinations	(3,281)	2,219
Unrealized profit on inventories	76,805	(211,474)
Leases	33,818	(8,728)
Goodwill - tax benefit on unamortized goodwill	(72,058)	(278,551)
Property, plant and equipment - deemed cost	17,055	79,866
Depreciation accelerated for tax-incentive reason	16,801	70,140
Capitalized loan costs	(125,143)	(429,229)
Fair value of biological assets	76,123	(412,158)
Deferred taxes on the results of subsidiaries abroad	(14,937)
Credits on exclusion of ICMS from the PIS/COFINS tax base	1,249	43,430
Other temporary differences	912	(10,693)
Closing balance	1,356,022	533,836
12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	03/31/2024	03/31/2023
Net income (loss) before taxes	(487,822)	6,776,395
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	165,859	(2,303,974)

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	510,772	770,979
Equity method	(3,368)	4,920
Thin capitalization (2)		(13,321)
Credit related to Reintegra Program	2,038	1,906
Director bonuses	(3,842)	(2,961)
Tax incentives	11,315	5,232
Donations/Fines – Other	25,080	3,617
	707,854	(1,533,602)
Income tax
Current	(90,923)	(111,735)
Deferred	605,999	(1,047,258)
	515,076	(1,158,993)
Social Contribution
Current	(23,431)	(2,042)
Deferred	216,209	(372,567)
	192,778	(374,609)
Income and social contribution benefits (expenses) on the period	707,854	(1,533,602)

Effective rate of income and social contribution tax expenses	145.10%	22.63%
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.
(2)The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On March 31, 2024, all limits and requirements were met, and on March 31, 2023, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Eunápolis (BA)	Veracel	2025
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released of the Pillar Two model, to reform international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at the rate 15% on profit. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
The Company is monitoring the jurisdictions where the legislation was approved and is in force, as well as the progress of the legislative process in other countries, in order to map the potential effects on its operations.
From 2024, the Company is subject to OECD Pillar Two model rules in some European jurisdictions where it operates, with relevant operations only in Austria. There was no material impact on this unaudited condensed consolidated interim financial information due to this topic.

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	03/31/2024	12/31/2023
Opening balance	18,278,582	14,632,186
Additions	1,631,502	5,777,952
Depletions	(1,149,193)	(3,680,997)
Transfers		(136,297)
Gain on fair value adjustments		1,989,831
Disposals	(20,715)	(128,370)
Write-offs	(19,113)	(175,723)
Closing balance	18,721,063	18,278,582
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2023.
The Company has no biological assets pledged as collateral on March 31, 2024 and December 31, 2023.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

14 INVESTMENTS
14.1 Investments breakdown

	03/31/2024	12/31/2023

Investments in associates and joint ventures	361,464	355,520
Goodwill	228,887	228,887
Other investments evaluated at fair value through other comprehensive income	28,970	23,606
	619,321	608,013

Investments	620,259	608,013
Provision for loss on investments in subsidiaries	(938)
	619,321	608,013
14.2 Investments in associates and joint ventures

Information of joint ventures as at				Company Participation
			03/31/2024	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	03/31/2024	12/31/2023	03/31/2024	03/31/2023

Associate
Ensyn Corporation	(3,667)	(5,516)	25.53%	(938)	387	(1,408)	(358)
Spinnova Plc (1)	471,388	(9,065)	18.78%	88,527	95,736	(9,065)	6,937
				87,589	96,123	(10,473)	6,579
Joint ventures
Domestic (Brazil)
Biomas	9,933	(7,761)	16.66%	1,655	2,797	(1,142)
Ibema Companhia Brasileira de Papel	328,985	14,952	49.90%	164,164	156,703	7,461	2,843
Foreign
F&E Technologies LLC	10,292		50.00%	5,146	4,987
Woodspin Oy	205,819	(11,145)	50.00%	102,910	94,910	(5,753)	5,281
				273,875	259,397	566	8,124
Other investments				28,970	23,606		(232)
				28,970	23,606		(232)
				390,434	379,126	(9,907)	14,471
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR1.74 (one euro and seventy four cents) on March 31, 2024 and (EUR2.40 (two euros and forty cents) in December 31, 2023).

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.67	6.63		18.23

Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions	54,027	15	467,032	10,742,118	17,949	11,281,141
Additions of merged companies	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers and other	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions (2)	305		57,015	2,132,956	1,456	2,191,732
Write-offs	(1,222)	(1,335)	(34,437)		(4,286)	(41,280)
Depreciation		(83,712)	(672,162)		(42,505)	(798,379)
Transfers and other	50,464	60,853	554,485	(749,073)	83,011	(260)
Accumulated cost	14,908,736	10,074,110	48,944,557	18,868,992	1,549,781	94,346,176
Accumulated depreciation		(4,191,810)	(28,501,704)		(1,011,780)	(33,705,294)
Balance as of March 31, 2024	14,908,736	5,882,300	20,442,853	18,868,992	538,001	60,640,882
(1)Includes vehicles, furniture and utensils and computer equipment.
(2)The addition of work in progress refers, mainly to the Cerrado Project, of which R$364,440 is a non-cash effect in the period.
On March 31, 2024, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On March 31, 2024, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the units of Três Lagoas and Imperatriz totalling R$16,188,787 (R$16,332,447 in the same units as at December 31, 2023).
15.2 Capitalized expenses
For the three-month period ended March 31, 2024, the Company capitalized loan costs in the amount of R$377,560 (R$1,160,364 as of December 31, 2023). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 10.50% p.a. (10.98% p.a. as of December 31, 2023).

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	03/31/2024	12/31/2023
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859	170,859
Other (2)	4,834	4,834
	8,192,076	8,192,076
(1)Refers to the goodwill of the MMC Brasil business combination.
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the three-month period ended March 31, 2024, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.
16.2 Intangible assets with limited useful lives

		03/31/2024	12/31/2023
Opening balance		6,557,009	7,173,183
Additions		55,110	104,931
Fair value adjustment MMC Brasil			189,655
Write-offs			(2)
Amortization		(249,526)	(990,432)
Transfers and others			79,674
Closing balance		6,362,593	6,557,009
Represented by	Average rate %
Non-competition agreements	5.00	4,741	4,818
Port concessions	4.30	530,944	537,179
Lease agreements	16.90	5,000	6,875
Supplier agreements	12.90	37,036	40,739
Port service contracts	4.20	542,479	549,821
Cultivars	14.30	35,686	40,784
Trademarks and patents	9.05	184,098	188,723
Customer portfolio	9.10	4,720,634	4,925,879
Supplier agreements	17.60	8,220	10,861
Software	20.00	153,122	141,178
Other	5.75	140,633	110,152
		6,362,593	6,557,009

Cost		12,433,845	12,378,761
Amortization		(6,071,252)	(5,821,752)
Closing balance		6,362,593	6,557,009

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

17 TRADE ACCOUNTS PAYABLE

	03/31/2024	12/31/2023
In local currency
Third party (1) (2)	3,853,248	3,946,185
Related party (Note 11.1) (3)	1,377	1,023
In foreign currency
Third party (2)	1,088,141	1,625,011
	4,942,766	5,572,219
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on March 31, 2024 was R$301,731 (R$281,350 at December 31, 2023).
(2)Within the balance of suppliers, the following balances refer to the Cerrado Project, R$621,691 (R$523,408 on December 31, 2023) in local currency and R$617,304 (R$1,080,028 on December 31, 2023) in foreign currency.
(3)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

			Current		Non-current			Total
Type	Interest rate	Average annual interest rate - %	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
In foreign currency
Bonds	Fixed	5.0%	2,016,954	841,625	39,747,248	40,122,749	41,764,202	40,964,374
Export credits (“export prepayments”)	SOFR/Fixed	6.1%	2,278,047	2,690,891	16,133,720	14,487,252	18,411,767	17,178,143
Assets financing	SOFR	3.7%	90,478	61,924	327,295	220,199	417,773	282,123
IFC - International Finance Corporation	SOFR	6.0%	950	731	2,964,753	2,871,399	2,965,703	2,872,130
Others			9,047	7,903			9,047	7,903
			4,395,476	3,603,074	59,173,016	57,701,599	63,568,492	61,304,673
In local currency
BNDES	TJLP	8.4%	59,194	49,348	176,643	199,988	235,837	249,336
BNDES	TLP	13.2%	67,077	57,060	3,140,711	3,123,727	3,207,788	3,180,787
BNDES	Fixed	4.0%	3,015	4,020			3,015	4,020
BNDES	SELIC	13.1%	100,147	65,013	829,793	857,419	929,940	922,432
Assets financing	CDI	12.8%	18,184	17,037	70,766	71,235	88,950	88,272
NCE (“Export credit notes”)	CDI	12.7%	2,924	3,114	100,000	100,000	102,924	103,114
NCR (“Rural producer certificates”)	CDI	10.8%	232,490	101,739	1,998,662	1,998,270	2,231,152	2,100,009
Export credits (“export prepayments”)	Fixed			791,306				791,306
Debentures	CDI/IPCA	12.0%	165,490	66,536	8,416,053	8,362,207	8,581,543	8,428,743
			648,521	1,155,173	14,732,628	14,712,846	15,381,149	15,868,019
			5,043,997	4,758,247	73,905,644	72,414,445	78,949,641	77,172,692

Interest on financing			734,861	1,232,810			734,861	1,232,810
Non-current funding			4,309,136	3,525,437	73,905,644	72,414,445	78,214,780	75,939,882
			5,043,997	4,758,247	73,905,644	72,414,445	78,949,641	77,172,692

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

18.2 Breakdown by maturity – non-current

	2025	2026	2027	2028	2029	2029 onwards	Total
In foreign currency
Bonds		2,592,461	3,482,364	2,470,652	8,734,145	22,467,626	39,747,248
Export credits (“export prepayments”)	3,097,644	4,495,344	3,911,357	3,117,629	1,511,746		16,133,720
Assets financing	69,088	95,734	97,225	59,574	5,674		327,295
IFC - International Finance Corporation			194,297	915,970	1,332,320	522,166	2,964,753
	3,166,732	7,183,539	7,685,243	6,563,825	11,583,885	22,989,792	59,173,016
In local currency
BNDES – TJLP	75,970	85,729	7,125	3,608	3,610	601	176,643
BNDES – TLP	53,213	92,842	153,651	150,819	136,657	2,553,529	3,140,711
BNDES – SELIC	178,912	237,528	31,786	31,786	31,788	317,993	829,793
Assets financing	13,811	18,741	19,113	19,034	67		70,766
NCE (“Export credit notes”)			25,000	25,000	25,000	25,000	100,000
NCR (“Rural producer certificates”)						1,998,662	1,998,662
Debentures	2,340,550	2,335,807		748,547		2,991,149	8,416,053
	2,662,456	2,770,647	236,675	978,794	197,122	7,886,934	14,732,628
	5,829,188	9,954,186	7,921,918	7,542,619	11,781,007	30,876,726	73,905,644

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

18.3 Roll-forward of loans, financing and debentures

	03/31/2024	12/31/2023
Opening balance	77,172,692	74,574,591
Fundraising, net of issuance costs	4,244,874	10,944,794
Interest accrued	1,230,849	4,797,094
Monetary and exchange rate variation, net	2,071,835	(4,185,675)
Settlement of principal	(4,038,400)	(4,296,447)
Settlement of interest	(1,749,517)	(4,728,998)
Amortization of fundraising costs	17,308	67,333
Closing balance	78,949,641	77,172,692
18.4 Breakdown by currency

	03/31/2024	12/31/2023
Brazilian Reais	15,381,149	15,868,019
US Dollars	63,568,492	61,304,673
	78,949,641	77,172,692
18.5 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	03/31/2024	12/31/2023
Bonds	434,970	273,283	161,687	164,825
NCE	125,222	122,848	2,374	2,696
Export credits (“export prepayments”)	219,946	149,168	70,778	52,162
Debentures	123,216	23,706	99,510	102,235
BNDES	63,588	54,216	9,372	9,854
IFC - International Finance Corporation	41,943	3,276	38,667	38,911
Others	18,147	17,617	530	598
	1,027,032	644,114	382,918	371,281
18.6 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.7 Relevant transactions entered into during the period
18.7.1 Export Prepayment
On February 15, 2024, the Company raised, with several banks (a syndicated operation), an export prepayment ("EPP") in the amount of US$780,000 (equivalent to R$3,897,036), at a floating rate based on SOFR + 1.65% p.a (increasing by 0.05% p.a until maturity), with final maturity in February 2029, as part of the rollover process of a partially settled EPP on the same date.

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

18.7.2 Rural Credit Note
On March 28, 2024, the Company raised, with Safra Bank, a Rural Credit Note in the amount of R$200,000, with a post-fixed interest rate of 100% of the CDI, with final maturity in March 2025.
18.8 Significant transactions settled during the period
On February 15, 2024, the Company partially settled, in advance, a pre-export facility with several banks (a syndicated operation), in the total amount of US$620,000 (equivalent to R$3,209,057). The residual amount of this operation maintained its original maturity in February 2026, with a floating rate based on SOFR + 1.41% p.a.
19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	72,915	48,446	12,831		4	134,196
Depreciation (1)	(98,893)	(37,919)	(13,072)	(31,223)	(513)	(181,620)
Write-offs (2)	(2,860)					(2,860)
Balances at March 31, 2024	3,351,460	195,340	127,191	1,467,005	5,351	5,146,347
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
For the three-month period ended March 31, 2024, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on March 31, 2024, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.52	December/2051	3,708,953
Machinery and equipment	11.43	April/2035	270,313
Buildings	10.84	September/2031	117,957
Ships and boats	11.39	February/2039	2,191,354
Vehicles	11.29	November/2028	5,221
			6,293,798
(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

The balances rolled-forward are set out below:

	03/31/2024	12/31/2023
Opening balance	6,243,782	6,182,530
Additions	134,196	813,909
Write-offs (2)	(2,860)	(18,797)
Payments	(320,643)	(1,218,399)
Accrual of financial charges (1)	167,652	664,651
Exchange rate variations	71,671	(180,112)
Closing balance	6,293,798	6,243,782

Current	759,368	753,399
Non-current	5,534,430	5,490,383
(1)On March 31, 2024, the amount of R$57,846 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2023).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the period
The amounts recognized are set out below:

	03/31/2024	03/31/2023
Expenses relating to short-term assets	1,084	4,235
Expenses relating to low-value assets	424	698
	1,508	4,933

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					03/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	468,839	349,058	139,435	2,155,545	3,112,877
Payments		(12,083)			(12,083)
Reversal		(10,974)		(2,672)	(13,646)
Additions		38,908	1,081		39,989
Monetary adjustment	7,054	6,974	3,766		17,794
Provision balance	475,893	371,883	144,282	2,152,873	3,144,931
Judicial deposits	(156,895)	(94,928)	(16,518)		(268,341)
Provision balance at the end of the period	318,998	276,955	127,764	2,152,873	2,876,590
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,012,403 and civil lawsuits in the amount of R$140,470, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversal	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
20.1.1 Tax and social security
On March 31, 2024, the Company has 32 (thirty-two) (32 (thirty-two) as of December 31, 2023) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
20.1.2 Labor
On March 31, 2024, the Company has 1,323 (one thousand three hundred twenty-three) (1,241 (one thousand two hundred forty-one) as of December 31, 2023) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On March 31, 2024, the Company has 83 (eighty-three) (76 (seventy-six) as at December 31, 2023) civil, environmental and real estate proceedings.

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	03/31/2024	12/31/2023
Taxes and social security (1)	9,959,774	9,775,068
Labor	178,537	194,883
Civil and environmental (1)	4,562,598	4,462,964
	14,700,909	14,432,915
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,133,197 (R$2,614,518 as of December 31, 2023), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1 above.
In the three-month period ended March 31, 2024, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 20).
20.3 Contingent assets
In the three-month period ended March 31, 2024, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 20).
21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2023 (Note 21), which did not change during the three-month period ended March 31, 2024.
21.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the three-month period ended March 31, 2024 amounted R$5,111 (R$3,976 as of March 31, 2023) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	03/31/2024	12/31/2023
Opening balance	833,683	691,424
Interest on actuarial liabilities	18,464	67,272
Current service cost	499	1,959
Actuarial loss – experience		57,765
Actuarial loss (gain) – financial assumptions		70,762
Benefits paid directly by entity	(13,461)	(55,499)
Closing balance	839,185	833,683
22 SHARE-BASED COMPENSATION PLAN
The Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2023 (Note 22), which did not change during the three-month period ended March 31, 2024.
22.1 Long term compensation plans (“PS and SAR”)
The roll-forward arrangements are set out below:

	Number of shares
	03/31/2024	12/31/2023
Opening balance	9,728,425	7,583,185
Granted during of the period	650,125	3,391,581
Exercised (1)	(280,687)	(871,208)
Exercised due to resignation (1)	(1,239)	(30,800)
Abandoned/cancelled due to resignation	(132,260)	(344,333)
Closing balance	9,964,364	9,728,425
(1)The average price of the share options exercised and exercised due to termination of employment on March 31, 2024 was R$53.24 (fifty-three reais and twenty-four cents) (($58.07 (fifty-eight reais and seven cents) as at December 31, 2023).
22.2 Restricted shares plan
The position is set forth below:

Grant date	Fair value on grant date (1)	Shares granted	Restricted year for transfer of shares
01/02/2022	R$53,81	115,754	01/02/2025
01/02/2023	R$52,00	103,482	01/02/2026
01/02/2023	R$49,58	165,052	01/02/2026
01/02/2024	R$53,63	115,034	01/02/2027
01/02/2024	R$52,91	164,808	01/02/2027
		664,130
(1)Amounts expressed in Reais.
In the three-month period ended March 31, 2024, the plan granted on January 2, 2021 had its lockup period concluded and, therefore, 111,685 shares were transferred to benefits. The balance of shares delivered was carried out in counterpart to treasury shares (Note 24.2).

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

22.3 Measurement assumptions
The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Non-current liabilities
Provision for phantom stock plan	320,806	268,489	(67,441)	(14,562)
Equity
Stock options granted	30,089	26,744	(3,345)	(2,080)
Shares granted	(4,768)		4,768
	25,321	26,744	1,423	(2,080)
			(66,018)	(16,642)
23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	03/31/2024	12/31/2023
Business combinations
Facepa (1)	26,390	25,924
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	167,539	161,263
	193,929	187,187

Current	94,770	93,405
Non-current	99,159	93,782
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.
24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On March 31, 2024, Suzano’s share capital was R$9,269,281 divided into 1,324,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	03/31/2024		12/31/2023
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	28.19	367,612,329	27.76
Controller	196,065,636	15.03	196,065,636	14.81
Managements and related persons	32,220,027	2.47	32,105,783	2.42
Alden Fundo de Investimento em Ações	26,154,744	2.01	26,154,744	1.98
	622,052,736	47.70	621,938,492	46.97
Treasury (Note 24.2)	20,649,356	1.58	34,765,600	2.63
Other shareholders	661,415,523	50.72	667,413,523	50.40
	1,304,117,615	100.00	1,324,117,615	100.00
For the three-month period ended March 31, 2024, SUZB3 common shares ended the period quoted at R$63.98 (sixty-three reais and ninety-eight cents) and R$55.53 (fifty-five reais and fifty-three cents) on December 31, 2023.

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

24.2 Treasury shares
On March 31, 2024, the Company had 20,649,356 (34,765,600 as of December 31, 2023) of its own common shares held in treasury, with an average cost of R$45.30 (forty-five reais and thirty cents) per share, with a historical value of R$935,473 (R$1,484,014 as at December 31, 2023) and the market corresponding to R$1,321,146 (R$1,934,010 as at December 31, 2023).
On January 26, 2024, (20,000,000) (twenty million) common shares held in treasury were cancelled, as described in Note 1.2.3).
From the approval of the program until March 31, 2024, the company acquired 5,998,000 shares, with a historical value of R$51.68 and corresponding to R$309,952.
On March 31, 2024, the Company granted 114,244 common shares at an average cost of R$41.74 (forty-one reais and seventy-four cents) per share, with a historical value of R$4,768, to comply with the 2021 Program of the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised	(114,244)	41.74	(4,768)	(5,928)
Repurchase	5,998,000	51.68	309,952	309,952
Canceled	(20,000,000)	42.69	(853,725)	(1,058,200)
Balances at March 31, 2024	20,649,356	45.30	935,473	1,321,146
25 EARNINGS PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	03/31/2024	03/31/2023
Net Income (Loss) for the period attributed to Controlling shareholders'	215,392	5,237,371
Weighted average number of shares in the period – in thousands	1,309,612	1,348,056
Weighted average treasury shares – in thousands	(24,110)	(28,473)
Weighted average number of outstanding shares – in thousands	1,285,502	1,319,583
Basic earnings (loss) per common share – R$	0.16755	3.96896

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	03/31/2024	03/31/2023
Net Income (Loss) for the period attributed to Controlling shareholders'	215,392	5,237,371
Weighted average number of shares during the period (except treasury shares) – in thousands	1,285,502	1,319,583
Average number of potential shares (stock options) - in thousands	664	477
Weighted average number of shares (diluted) – in thousands	1,286,166	1,320,060
Diluted earnings (loss) per common share – R$	0.16747	3.96752
25.3 Profit reserves
Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves.
The next Shareholder's meeting will deliberate on the accumulated income reserve balance that exceeds the limit established in the Company's bylaws.

26 NET FINANCIAL RESULT

	03/31/2024	03/31/2023
Financial expenses
Interest on loans, financing and debentures (1)	(853,289)	(919,322)
Amortization of transaction costs (2)	(17,308)	(16,206)
Interest expenses on lease liabilities (3)	(109,806)	(111,966)
Other	(149,997)	(111,531)
	(1,130,400)	(1,159,025)

Financial income
Cash and cash equivalents and marketable securities	409,192	276,881
Other	15,025	108,880
	424,217	385,761
Results from derivative financial instruments
Income	716,512	2,941,698
Expenses	(1,351,049)	(946,445)
	(634,537)	1,995,253
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	(2,071,835)	1,510,658
Leases	(71,671)	66,745
Other assets and liabilities (4)	444,178	(329,285)
	(1,699,328)	1,248,118
Net financial result	(3,040,048)	2,470,107
(1)Excludes R$377,560 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the three-month period ended March 31, 2024 (R$233,418 as at March 31, 2023).
(2)In 2024, does not include expenses arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$19 as at March 31, 2023).
(3)Includes R$57,846 referring to the reclassification to the biological assets item for the composition of the formation cost (R$49,946 as of March 31, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

27 NET SALES

	03/31/2024	03/31/2023
Gross sales	11,434,047	13,634,008
Sales deductions
Returns and cancellations	(54,357)	(27,549)
Discounts and rebates	(1,394,942)	(1,792,989)
	9,984,748	11,813,470
Taxes on sales	(526,146)	(537,087)
Net sales	9,458,602	11,276,383
28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.
28.2 Information of operating segments

	03/31/2024
	Pulp	Paper	Total
Net sales	7,359,846	2,098,756	9,458,602
Domestic market (Brazil)	486,168	1,572,490	2,058,658
Foreign market	6,873,678	526,266	7,399,944

EBITDA (1)	3,864,039	670,211	4,534,250
Depreciation, depletion and amortization			(1,982,024)
Operating profit before net financial income (“EBIT”) (2)			2,552,226

EBITDA margin (%)	52.50%	31.93%	47.94%
(1)EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization).
(2)EBIT (Earnings Before Interest and Tax).

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

	03/31/2023
	Pulp	Paper	Total
Net sales	9,201,079	2,075,304	11,276,383
Domestic market (Brazil)	666,301	1,484,518	2,150,819
Foreign market	8,534,778	590,786	9,125,564

EBITDA (1)	5,217,924	836,078	6,054,002
Depreciation, depletion and amortization			(1,747,714)
Operating profit before net financial income (“EBIT”) (2)			4,306,288

EBITDA margin (%)	56.71%	40.29%	53.69%
(1)EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization).
(2)EBIT (Earnings Before Interest and Tax).
28.3 Net sales by product

Products	03/31/2024	03/31/2023
Market pulp (1)	7,359,846	9,201,079
Printing and writing paper (2)	1,780,944	1,686,773
Paperboard	298,190	368,290
Other	19,622	20,241
	9,458,602	11,276,383
(1)Net sales of fluff pulp represent 0.72% of total net sales, and therefore were included in market pulp net sales. (0.72% as at March 31, 2023).
(2)Net sales of tissue represent 6.74% of total net sales, and therefore were included in printing and writing paper net sales. (2.83% as at March 31, 2023).
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	03/31/2024	12/31/2023
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2024

29 INCOME (EXPENSES) BY NATURE

	03/31/2024	03/31/2023
Cost of sales
Personnel expenses	(364,650)	(369,322)
Costs of raw materials, materials and services	(2,479,702)	(2,697,230)
Logistics cost	(1,063,930)	(1,079,888)
Depreciation, depletion and amortization	(1,706,401)	(1,519,807)
Other (1)	(85,187)	(302,427)
	(5,699,870)	(5,968,674)
Selling expenses
Personnel expenses	(72,670)	(63,686)
Services	(47,850)	(21,259)
Logistics cost	(272,620)	(260,142)
Depreciation and amortization	(238,962)	(237,584)
Other (2)	(21,313)	(21,682)
	(653,415)	(604,353)
General and administrative expenses
Personnel expenses	(320,672)	(234,878)
Services	(92,452)	(84,053)
Depreciation and amortization	(34,313)	(26,578)
Other (3)	(55,538)	(44,726)
	(502,975)	(390,235)
Other operating (expenses) income, net
Rents and leases	189	596
Results from sales of other products, net	24,486	20,663
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(47,554)	(42,748)
Depletion and amortization	(2,348)	36,255
Provision for judicial liabilities	(26,109)	(39,577)
Other operating income (expenses), net	11,127	3,507
	(40,209)	(21,304)
(1)Includes R$55,308 related to maintenance downtime, costing (R$147,797 as at March 31, 2023).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
30 EVENT AFTER THE REPORTING PERIOD
30.1 Increase in the Company's share capital
On April 25, 2024, the increase in the Company's share capital was approved, without issuance of new shares, upon capitalization of a portion of the Capital Increase Reserve balance, in the amount of R$10,000,000.

52